FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 9, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

9 March 2012

Annual Report and Accounts 2011

Copies of the above document have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

The document is available on the Group's website at www.rbs.com/annualreport and printed copies will be mailed to shareholders ahead of the Group's Annual General Meeting which will be held on 30 May 2012.

For the purpose of compliance with the Disclosure and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2011 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2011.

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks
The Group's businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of the Group's key markets over that period. In the UK, latest estimates suggest the economy grew by only 1% in 2011, while the current consensus of forecasts predicts GDP growth of just 0.5% in 2012. GDP in the European Monetary Union (EMU) in 2011 was estimated to have grown by 1.6% in 2011 (although this was mainly boosted by Germany, the EMU's largest economy, which grew by 3%). While the German economy has proven to be relatively robust, austerity measures in many EMU economies, initiated in response to increased sovereign debt risk, have resulted in weak economic and GDP growth. Economic growth in the EMU is predicted to fall in 2012 by 0.3% (source: Consensus Economics Inc, Eurostat, ONS). Despite significant interventions by governments and other non-governmental bodies during and since the financial crisis in 2008/2009, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, increasingly during the second half of 2011, a heightened risk of sovereign default relating to certain EU member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions have exerted downward pressure on asset prices and on credit availability and upward pressure on funding costs, and continue to impact asset recovery rates and the credit quality of the Group's businesses, customers and counterparties, including sovereigns. In particular, the Group has significant exposure to customers and counterparties within the EU (including the UK and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods. These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause the Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group's business, results of operations, financial condition and prospects and could have a negative impact on the value of any securities issued by the Group.

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent financial and economic conditions. The perceived risk of default on the sovereign debt of those countries intensified in the latter part of 2011 particularly in relation to Greece and has continued into 2012. This raised concerns about the contagion effect such a default would have on other EU economies as well as the ongoing viability of the euro currency and the EMU. Yields on the sovereign debt of most EU member states have recently been volatile and trended upward. The EU, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries and a number of European states, including Ireland, Italy and Spain, are taking actions to stabilise their economies and reduce their debt burdens. The EU has also taken policy initiatives intended to address systemic stresses in the eurozone. Despite these actions, the long-term ratings of a majority of eurozone countries have recently been downgraded and further downgrades are possible. Furthermore, the effectiveness of these actions is not assured and the possibility remains that the euro could be abandoned as a currency by countries that have already adopted its use, or in an extreme scenario, abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

• result in significant market dislocation;

• heighten counterparty risk;

• affect adversely the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and

• have a material adverse effect on the Group's financial condition, results of operations and prospects.

By virtue of the Group's global presence, the Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group's business, financial condition and results of operations.

The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. In particular, funding in the interbank markets, a traditional source of unsecured short-term funding, has been severely disrupted. Although credit markets generally improved during the first half of 2011, wholesale funding markets have continued to suffer, particularly for European banks as the sovereign debt crisis worsened during the second half of 2011. As a result, a number of banks were reliant on central banks as their principal source of liquidity and central banks increased their support provisions to banks with the European Central Bank providing significant liquidity in the last few months of 2011 (including long-term refinancing operations facilities (offering loans with a term of up to three years) and broader access to US dollar funding). Although these efforts appear to be having a positive impact, global credit markets remain disrupted. The market perception of bank credit risk has changed significantly recently and banks that are deemed by the market to be riskier have had to issue debt at a premium to the equivalent cost of debt for other banks that are perceived by the market as being less risky. Any uncertainty regarding the perception of credit risk across financial institutions may lead to further reductions in levels of interbank lending and associated term maturities and may restrict the Group's access to traditional sources of liquidity.

The Group's liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group's wider strategic plan. At certain times during periods of liquidity stress, the Group has been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral, the eligibility and valuation of which is determined by the applicable central bank. Changes to these valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Further tightening of credit markets could have a materially adverse impact on the Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources to no longer be available. There is also likely to be increased competition for funding due to the significant levels of refinancing expected to be required by financial institutions during 2012, which may also reduce the level of funding available from these sources. Under such circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

In the context of its liquidity management efforts, the Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing the Group's overall cost of funding. In addition, the Group expects to proportionately increase its reliance on longer-term secured funding, such as covered bonds.

Like many banking groups, the Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group's financial conditions and results of operations and/or result in a loss of value in its securities.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The UK Government has indicated that it supports and intends to implement the recommendations substantially as proposed, which could have a material adverse effect on the Group
The Independent Commission on Banking (ICB) was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB's views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) increased loss absorbency (including bail-in i.e. the ability to write-down debt or convert it into an issuer's ordinary shares in certain circumstances) and (iii) promotion of competition. On 19 December 2011 the UK Government published its response to the final report and indicated its support and intention to implement the recommendations set out in the final report substantially as proposed. The UK Government indicated that it will work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the final report and in the UK Government's response, the effects of which could have a material adverse effect on the Group's structure, results of operations, financial condition and prospects.

The Group's ability to implement its strategic plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group's non-core assets and businesses and the continued review of the Group's portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group's Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2011, this total had reduced to £93.7 billion (31 December 2010 - £137.9 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2011. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. As part of its core business restructuring, in January 2012 the Group announced changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. In addition, material tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

The Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The planned reorganisation, exit and downsizing of business activities announced in January 2012 will be time intensive and costly, the extent to which is not fully ascertainable. The process of implementing these changes may result in further disruption to the Group and the businesses it is trying to exit or downsize.

The occurrence of any of the risks described above could negatively affect the Group's ability to implement its strategic plan and could have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in its securities.

The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank may have a material adverse effect on the Group
As part of the restructuring of its businesses, operations and assets, on 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank. Subject to, among other matters, regulatory and other approvals, it is expected that the proposed transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the proposed transfers is expected to have taken place by the end of 2012. On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of FSMA.

The process for implementing the proposed transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each proposed transfer may cause a delay in its completion (or result in its non-completion). If any of the proposed transfers are delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. and the Royal Bank. In addition, the FSA may impose additional capital and liquidity requirements in relation to the Royal Bank to the extent that such a delay in implementation (or non-completion) of any of the proposed transfers has consequential financial implications for the Royal Bank (for example increased intra-group large exposures). A delay in implementation of (or any failure to implement) any of the proposed transfers may therefore adversely impact RBS N.V.'s and the Royal Bank's capital and liquidity resources and requirements, with consequential adverse impacts on their funding resources and requirements.

The occurrence of a delay in the implementation of (or any failure to implement) any of the proposed transfers may therefore have a material adverse effect on the Group's business, results of operations, financial condition, and could result in a loss of value in its securities.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B Shares) which may impair the Group's ability to raise new Tier 1 capital
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the Group which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the Group and a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met and the Group's participation in the Asset Protection Scheme (APS). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan.

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend (including on preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two year period which ends on 30 April 2012. These restrictions prevent the Group, the Royal Bank and other Group companies (other than companies in the RBS Holdings N.V. group (which was renamed from ABN AMRO Holding N.V. on 1 April 2010), which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and the Group from paying dividends on its ordinary shares, for the same duration, and it may impair the Group's ability to raise new capital through the issuance of ordinary shares and other securities issued by the Group.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four year period from December 2009, including the disposal of all or a controlling portion of RBS Insurance (with disposal of its entire interest in RBS Insurance required by 31 December 2014), Global Merchant Services (GMS), its interest in RBS Sempra Commodities LLP, and the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. While the disposal of GMS is completed  and the disposal of RBS Sempra Commodities is largely completed, the sale processes in respect of the Royal Bank and NatWest branch-based business and RBS Insurance continue to progress. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group has lost, and will continue to lose, existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

The occurrence of any of the risks described above could have a material adverse effect on the Group's business, results of operations, financial condition, capital position and competitive position.

The Group and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 which may result in various actions being taken in relation to any securities
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise UK incorporated institutions with permission to accept deposits pursuant to Part IV of the FSMA that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" wholly-owned by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. HM Treasury may also take a holding company of the relevant entity into temporary public ownership where certain conditions are met. The Banking Act also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify (including imposing additional obligations) and cancel certain contractual arrangements in certain circumstances.

If HM Treasury decides to take the Group into temporary public ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities. These could include: (i) transferring the securities free from any trust, liability or other encumbrance and free from any contractual, legislative or other restrictions on transfer; (ii) extinguishing any rights to acquire securities; (iii) delisting the securities; (iv) converting the securities into another form or class; or (v) disapplying any termination or acceleration rights or events of default under the terms of the securities which would be triggered by the transfer or certain related events.

Where HM Treasury makes a share transfer order in respect of securities issued by a holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Although the Banking Act includes provisions related to compensation in respect of transfer instruments and orders made under it (including securities that are transferred with respect to a relevant entity) there can be no assurance that compensation would be assessed to be payable or that any compensation would be recovered promptly and/or would equal any loss actually incurred. HM Treasury is also empowered by order to amend the law (including with retrospective effect) for the purpose of enabling the powers under the special resolution regime to be used effectively. In general, there is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them. However, potential impacts may include full nationalisation of the Group, the total loss of value of securities and the inability of the Group to perform its obligations under its securities.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group's businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (particularly Ireland) and within certain business sectors, namely personal finance, financial institutions and commercial real estate. For a discussion of the Group's exposure to country risk see pages 208 to 228. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy, including the reduction of, and exit from, certain businesses in its GBM business.

The Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group's ability to enforce contractual security rights. In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group's results of operations and financial condition or result in a loss of value in its securities.

Financial services institutions that deal with each other are inter-related as a result of trading, investment, clearing, counterparty and other relationships. Within the financial services industry, the default of any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of this credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group's access to liquidity or could result in losses which could have a material adverse effect on the Group's financial condition, results of operations and prospects or result in a loss of value in its securities.

In the US during recent years, there has been disruption in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures. In addition, a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold and has not ceased any of its US foreclosure activities.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions, and may result in a loss of value of its securities.

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios or result in a loss of value of its securities.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, such as the APS, each of which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives, such as the APS. If market conditions improve and credit spreads for assets covered by the APS narrow, the value of the protection decreases and a loss is recognised. If credit spreads widen, the protection is more valuable, giving rise to a gain. Any such adjustments or fair value changes may have a material adverse impact on the Group's financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group's non-UK subsidiaries and may affect the Group's reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government's credit ratings
The credit ratings of the Group, the Royal Bank and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including the Group, the Royal Bank and other Group members, were downgraded during the course of 2011 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies' methodologies.  Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies' methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of the Group or one of its principal subsidiaries (particularly the Royal Bank) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2011, a one notch downgrade in the Group's credit rating would have required the Group to post an estimated additional £12.5 billion of collateral without taking account of mitigating action by management. Furthermore, given the extent of the UK Government ownership of the Group, any downgrade in the UK Government's credit ratings could materially adversely affect the credit ratings of Group companies and may have the effects noted above. Credit ratings of the Group, the Royal Bank, RBS N.V., Ulster Bank Limited and Citizens Financial Group Inc. are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the Group's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group's access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition or result in a loss of value of its securities.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the Group's capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets. Accordingly, the purpose of the issuance of the £25.5 billion of B shares and the grant of the Contingent Subscription in 2009 and the previous placing and open offers completed in 2008 and 2009 was to allow the Group to strengthen its capital position.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision in December 2010 and January 2011 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build-up of risk, a countercyclical buffer within a range of 0-2.5% of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

In November 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1-2.5%, depending on a bank's systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic importance in the future, an additional 1% surcharge would be applied in such circumstances.

On 4 November 2011 the Financial Stability Board published its policy framework for addressing the systemic risks associated with global systemically important financial institutions (GSIFI). In this paper the Group was identified as a GSIFI. As a result the Group will be required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity of 2.5% of risk-weighted assets which will need to be met with common equity. In addition, GSIFIs are to be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The implementation of the Basel III reforms will begin on 1 January 2013; however, the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel III rules have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals (known as CRD IV) to implement the changes through the replacement of the existing Capital Requirements Directive with a new Directive and Regulation. As with Basel III, the proposals contemplate the entry into force of the new legislation from 1 January 2013, with full implementation by 1 January 2019; however the proposals allow the UK to implement the stricter definition and/or level of capital more quickly than is envisaged under Basel III.

The ICB recommendations and the UK Government's response supporting such recommendations includes proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. As the implementation of the ICB recommendations will be the subject of legislation not yet adopted, the Group cannot predict the impact such rules will have on the Group's overall capital requirements or how they will affect the Group's compliance with capital and loss absorbency requirements of Basel III/CRD IV.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group's regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for the Group and its shareholders, including impairing the Group's ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group's Core Tier 1 capital ratio decline to below 5% at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets.

Pursuant to the acquisition and contingent capital agreement entered into between the Royal Bank and HM Treasury on 29 November 2009, the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. At 31 December 2011, the Group's Tier 1 and Core Tier 1 capital ratios were 13.0% and 10.6%, respectively, calculated in accordance with FSA requirements. Any change that limits the Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value of its securities.

The Group is and may be subject to litigation and regulatory investigations that may have a material impact on its business
The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including class action litigation, LIBOR related litigation and investigations and anti-money laundering, sanctions and compliance related investigations. The Group may also incur the risk of civil suits, criminal liability or regulatory actions as a result of its disclosure obligations to HM Treasury under the APS. In addition, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations or result in a loss of value of its securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition or result in a loss of value of its securities.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the ICB's final report, and the UK Government's implementation of the recommendations, as discussed above. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates, is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects. In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects or result in a loss of value of its securities.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations
The Group's ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

In addition to the effects of such measures on the Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations or result in a loss of value of its securities.

In addition, certain of the Group's employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results. As the Group implements cost saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry, in the UK, the US and many European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the other parts of Europe in which the Group operates and the US (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in its securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include those set out above as well as the following:

•      the transition in the UK of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

• the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•      requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

• the design and potential implementation of government mandated resolution or insolvency regimes;

• the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

• requirements to operate in a way that prioritises objectives other than shareholder value creation;

• changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

• the imposition of restrictions on the Group's ability to compensate its senior management and other employees;

• regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

• rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

• other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing;

•      the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

• the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).
The Group's results could be adversely affected in the event of goodwill impairment
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2011, the Group carried goodwill of £12.4 billion on its balance sheet. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group's results of operations and the value of its securities.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group's various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes' liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition or result in a loss of value in its securities. The most recent funding valuation at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 until 2018. These contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards be further increased in line with price inflation. These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

Operational risks are inherent in the Group's businesses
The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group's business, applicable authorisations and licences, reputation, results of operations and the price of its securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the Group will be unable to comply with its obligations as a company with securities admitted to the Official List of the UK Listing Authority (the "Official List") nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group
The UK Government, through HM Treasury, currently holds 66.9% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of the Group from the Official List and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of the ordinary shares that it owns at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for the securities.

In addition, UKFI manages HM Treasury's shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group's insurance businesses are subject to inherent risks involving claims
Future claims in the Group's insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group's control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group's operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2011, the Group had accrued £157 million for its share of FSCS levies for the 2011/2012 and 2012/2013 FSCS years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in its securities.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Such a change in the applicable tax rate will reduce the recoverable amount of the recognised deferred tax assets.
There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The Group's participation in the APS is costly and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group's business, capital position, financial condition and results of operations
On 22 December 2009, the Group acceded to the APS with HM Treasury acting on behalf of the UK Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures of the Royal Bank and certain members of the Group ("Covered Assets") from HM Treasury in return for an annual fee. If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90% of further losses. The costs of participating in the APS include, among others, a fee of £700 million per annum, payable in advance to HM Treasury for each of the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. In order to terminate the Group's participation in the APS, the Group must have FSA approval and must pay an exit fee.

Ultimately, there is a risk that the amounts received under the APS may be less than the costs of participation. In addition, the aggregate effect of the joining, establishment, operational and exit costs and fees and expenses of, and associated with, the APS may significantly reduce or even eliminate the aggregate benefit of the APS to the Group.

The Group's choice of assets or exposures to be covered by the APS was based on certain predictions and assumptions at the time of its accession to the APS. There is therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and the Group's financial condition, income from operations and the value of any securities may still suffer due to further impairments and credit write-downs. Notwithstanding the Group's participation in the APS, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10% of Covered Assets losses after the first loss amount. There is therefore, no assurance that the Group's participation in the APS will achieve the Group's goals of improving and maintaining the Group's capital ratios in the event of further losses. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

The APS is a unique form of credit protection over a complex range of diversified assets and exposures in a number of jurisdictions. Due to the complexity, scale and unique nature of the APS and the uncertainty resulting from the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group's participation in the APS and in the impact of the APS on the Group's business, operations and financial condition. Such risks may have a material adverse effect on the Group. The Group may also be subject to further tax liabilities in the UK and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen.

As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity and extensive governance, asset management, disclosure and information requirements of the APS documents, there is a risk that the Group may have included assets or exposures within the Covered Assets which are, or may later become (including by reason of failure to comply with the requirements of the APS or resulting from the disposal of an asset or exposure), ineligible for protection under the APS or for which the protection is limited, which would reduce the anticipated benefits to the Group of the APS. Further, there is no ability to nominate additional or alternative assets or exposures in place of any which may turn out not to be covered under the APS. In addition, HM Treasury may, following consultation with the Group, modify or replace certain of the UK APS terms and conditions (the "Scheme Conditions") in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective and may have a material adverse effect on the expected benefits of the APS and, therefore, the Group's financial condition and results of operations.

Lastly, the APS is treated as a credit derivative accounted for at fair value, which exhibits counter-cyclical behaviour. As a result, improving market conditions result in a charge to the income statement, and vice versa. Therefore, changes in the fair value of the APS can have a significant adverse impact on the Group's results of operations.

The extensive governance, asset management and information requirements under the Scheme Conditions may have an adverse impact on the Group and the expected benefits of the APS
There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the Covered Assets, other assets and the operations of the Group and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date on which the step-in rights must be effective, and other options to effect compliance are not possible, those assets would need to be withdrawn by the Group from the APS where possible. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

Additionally pursuant to the accession agreement between HM Treasury and the Group relating to the accession to the APS, HM Treasury has the right to require the Royal Bank to appoint one or more Special Advisers ("SOC Special Advisers") to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that the Royal Bank appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of the Royal Bank. There have been four such appointments to date granting certain oversight rights in relation to certain specified assets and the work of each of the SOC Special Advisers is now substantially completed.

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group's operations with the result that the Group's business, results of operations and financial condition will suffer. In addition, the market's reaction to such controls and limitations may have an adverse impact on the price of its securities.

Any changes to the expected regulatory capital treatment of the APS, the B Shares or the Contingent B Shares may have a material adverse impact on the Group
One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. In that context, the Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. However, there is a risk that the regulatory capital treatment applied by relevant regulators may differ from that assumed by the Group in respect of the APS (including any back-to-back arrangements), the treatment of the B Share issuance and the £8 billion Contingent B Shares (if required).

If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group's capital ratios as expected, this could cause the Group's business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase, and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act as described above. The occurrence of any or all of such events may cause the price of its securities to decline.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group's capital position, liquidity, operating results and future prospects
In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and the Group is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group's capital ratios to the desired or requisite levels. If the Group is unable to issue the Contingent B Shares, the Group's capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of its securities to decline.

41 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. The principal transactions during 2011, 2010 and 2009 were: the Asset Protection Scheme, Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below.
In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 28). Other transactions include the payment of: taxes principally UK corporation tax (page 338) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 329) and FSCS levies (page 401)); together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Asset Protection Scheme
On 22 December 2009, the Group entered into an agreement (the Asset Protection Scheme (APS), with HM Treasury, acting on behalf of the UK Government, under which the Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HM Treasury. The portfolio of covered assets has a par value of approximately £282 billion. The protection is subject to a first loss of £60 billion and covers 90% of subsequent losses net of recoveries. Once the first loss has been exhausted, losses and recoveries in respect of assets for which a trigger event - failure to pay, bankruptcy or restructuring - has occurred are included in the balance receivable under the APS. Receipts from HM Treasury will, over time, amount to 90% of cumulative losses (net of 90% of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has a right to terminate the APS at any time provided that the Financial Services Authority has confirmed in writing to HM Treasury that it has no objection. On termination the Group must pay HM Treasury the higher of the regulatory capital relief received and £2.5 billion less premiums paid plus the aggregate of amounts received from the UK Government under the APS.

HM Treasury has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HM Treasury to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions. This right is exercisable if certain step-in triggers occur. These include:

• losses on covered assets in total exceed 125% of the first loss amount or losses on an individual covered asset class exceed specified thresholds;

• a breach of specified obligations in the APS rules or the accession agreement;

•      the Group has failed or is failing to comply with any of the conditions in the APS rules in relation to asset management, monitoring and reporting, and governance and oversight and such failure is persistent and material or it is evidence of a systematic problem; and

• material or systematic data deficiencies in the information provided to HM Treasury in accordance with the terms of APS.

HM Treasury may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

The Group has paid APS premiums totalling £2,225 million (2011 - £125 million; 2010 - £700 million; 2009 - £1,400 million). From 31 December 2011, premiums of £125 million are payable quarterly until the earlier of 2099 and the date the Group leaves the Scheme.

The APS is a single contract providing credit protection in respect of a portfolio of financial assets. Under IFRS, credit protection is treated either as a financial guarantee contract or as a derivative financial instrument depending on the terms of the agreement and the nature of the protected assets and exposures. The Group has concluded, principally because the covered portfolio includes significant exposure in the form of derivatives, that the APS does not meet the criteria to be treated as a financial guarantee contract. The contract has been accounted for as a derivative financial instrument and is recognised as a fair value liability £231 million (2010 - asset £550 million; 2009 - asset £1,400 million) and included within the Derivative liability balance sheet caption. Changes in fair value of £906 million (2010 - £1,550 million; 2009 - nil) were recognised in profit or loss within Income from trading activities. Details of the valuation methodology for the APS are set out in Note 11 Financial instruments on pages 346 and 353.

There is no change in the recognition and measurement of the covered assets as a result of the APS. Impairment provisions on covered assets measured at amortised cost are assessed and charged in accordance with the Group's accounting policy; held-for-trading assets, assets designated at fair value and available-for-sale assets within the APS portfolio continue to be measured at fair value with no adjustments to reflect the protection provided by the APS. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.

Bank of England facilities
The Group also participates in a number of schemes operated by the Bank of England available to eligible banks and building societies.

•      Open market operations - these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

•      The special liquidity scheme - this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme officially closed on 30 January 2012.

At 31 December 2011, the Group had no amounts outstanding under these facilities (2010 - £16.1 billion; 2009 - £21.4 billion).

Government credit and asset-backed securities guarantee schemes
These schemes guarantee eligible debt issued by qualifying institutions for a fee. The fee, payable to HM Treasury is based on a per annum rate of 25 (asset-backed securities guarantee scheme) and 50 (credit guarantee scheme) basis points plus 100% of the institution's median five-year credit default swap spread during the twelve months to 1 July 2008. The asset-backed securities scheme closed to new issuance on 31 December 2009 and the credit guarantee scheme on 28 February 2010.

At 31 December 2011, the Group had issued debt guaranteed by the Government totalling £21.3 billion (2010 - £41.5 billion; 2009 - £51.5 billion).

Other related parties

(a)  In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)  The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

Name of contact and telephone number for queries

Michael Strachan
Deputy Head of Group Media Relations - +44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary